UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

APPALACHIAN MOUNTAIN BREWERY, INC.
(Exact name of registrant as specified in its charter)

Florida	65-0181535
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

163 Boone Creek Drive, Boone, North Carolina	28607
(Address of principal executive offices)	(Zip Code)

163 Boone Creek Drive
Boone, NC 28607
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Registrant’s telephone number, including area code  (828) 263-1111

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
(Do not check if a smaller reporting company)

Appalachian Mountain Brewery, Inc.
Table of Contents
Form 10

FORWARD-LOOKING STATEMENTS

 This Registration Statement on Form 10 includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on management’s beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading “Management Discussion and Analysis.”  Forward-looking statements also include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “consider,” or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company’s future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

Item 1.  Business.

Overview

We, together with our wholly owned subsidiaries, own and operate Appalachian Mountain Brewery, Inc.  Appalachian Mountain Brewery, LLC. not only makes seriously delicious craft beer, but focuses its business model on community, sustainability and philanthropy. In 2014 AMB was chosen as winner of Brewbound’s Start Up Brewery Challenge and ultimately won Startup Brewery of the Year at the “Start Up Brewery Challenge Boston”.  AMB was selected to compete, along with 8 other startup breweries and cider companies from all over the country. The Company’s CEO gave a presentation outlining AMB's core values and goals for the next several years. AMB presented the “1st Revolution” a collaboration beer between AMB & Blood Sweat and Gears for the panel to sample, provide feedback and anaylsis. AMB won the popular vote with over 34% of all votes and the judges picked AMB as the winner of Brewbound's “Start Up Brewery Challenge 2014 Boston”. In 2014 AMB has won a silver medal for its Smokey Mountain Schwartz Beer and a Bronze medal for its Crooked Common in the 2014 U.S. Open Beer Championships. Additionally, AMB won two Gold Medals and won the overall categories in the 2013 United States Open Beer Championship for its Honey Badger Blonde Ale and California Common. AMB competed against the biggest and best breweries from around the world where over 3,00 beers competed in 81 categories for aroma, appearance, mouth feel, flavor and overall impression. Appalachian Mountain Brewery, located at 3,333 feet elevation atop the Appalachian Mountain Range in Boone, NC, is certified by the NC GreenTravel Initiative, a program that recognizes state travel-related businesses that employ healthy environmental practices. AMB is within minutes of world-class destinations such as Grandfather Mountain, Tweetsie Railroad, Beech Mountain, Sugar Mountain, Appalachian Ski Resorts and the Three-Time National Football Champions Appalachian State University. All of our operations are conducted through our wholly-owned subsidiaries, each of which is incorporated or qualified to do business in the states in which it does so.

FarmToFlame, LLC a is a wholly owned subsidiary and its primary function is to service AMB's taproom.  It is a food truck that features a unique wood fired oven in the truck. This allows AMB to enhance its experience for customers with a casual dining experience that balances innovation and sustainability.  AMB is committed to the impact it has on not only the environment but also the agricultural community it supports.   FarmToFlame operates by setting an example for other companies and individuals to follow by supporting the agricultural community and investing in future farmers thru school partner programs. Currently open 7 days a week for lunch and dinner at AMB.  FarmToFlame has plans to look into expansions thru-out North Carolina of AMB branded gastropubs and also food truck franchising in 2016.  FarmToFlame is also exploring the opportunity to begin a wholesale beer infused dough operation and sauce line due to the inquiries it continues to get about expansion beyond its current geography.  FarmToFlame, LLC. has been officially certified by ASAP (Appalachian Sustainable Agriculture Project) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for F2F and becoming officially certified as a Western North Carolina grown and produced product. www.f2flame.com

•	The food truck runs on bio-diesel from High Country Biofuels when applicable.
•	Our truck is powered by solar when parked at AMB by (20) 240-watt solar panels.
•	Our utensils and containers decompose within 50 days, goal of zero landfill waste in 2016.
•	Sources its products that go into its menu within 150 miles of Boone, NC. (when applicable/available)
•	Donates to local farms, causes that affect our farming community and invests in programs designed to educate younger generations about food and agriculture thru its Flame To Farm Program.

Hard Mountain Cider, LLC. (name changed as of 2015 to Appalachian Mountain Cidery as a DBA under Appalachian Mountain Brewery, LLC.) was approved by the T.T.B. for its license and expects permits from NC ABC in Q2 to begin selling its hard cider line. HMC is a wholly-owned subsidiary of Appalachian Mountain Brewery, Inc. Hard Mountain Cider, LLC has leased 3,300 square feet of operation space to begin operations of hard cider using North Carolina apples. HMC will operate (4) 10-barrel fermenters, (4) 10-barrel single wall brite tanks and (1) 20-barrel jacketed brite tank. Additional capacity is being explored for 2015 with plans to bottle and can some of its core line.  HMC, LLC has been officially certified by ASAP (AppalachianSustainableAgricultureProject) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for HMC to become officially certified as a Western North Carolina grown and produced product.

Appalachian Mountain Brewery, LLC

On December 18, 2013, we entered into a share exchange agreement with Appalachian Mountain Brewery, LLC, which became our wholly-owned subsidiary.  Prior to the share exchange agreement with Appalachian Mountain Brewery, LLC, on December 18, 2013, we were a development stage business focused primarily in the clean energy industry.  As a clean energy business, we negotiated multiple agreements that remained in a development stage.  Our business philosophy on sustainability and preserving natural resources aligned similarly with the history of Appalachian Mountain Brewery, LLC protecting the environment.  We no longer have any business related to the clean energy industry however our business offers a unique experience through community stewardship and environmental sustainability as a core part of the business. The brewery's modern equipment utilizes a 5kw array of solar panels to offset electricity along with a recapturing system to save water in the brew process. In keeping with the brewery's sustainable mission to reduce, reuse and recycle, AMB has a grain exchange program whereby all spent grain is donated to local farms. AMB also has a "Pints For Non-Profits Program," whereby a portion of proceeds from each beer sold is donated to local non-profit organizations.

Recent Name Change

Effective on January 8, 2014, we changed our name to Appalachian Mountain Brewery, Inc. from North Carolina Natural Energy, Inc.  This change was to more accurately reflect our business as a craft brewery and food services company.

Corporate Information

Appalachian Mountain Brewery, Inc. was formed on February 26, 1990 in the State of Florida as Phoenix Management Associates, Inc. On December 11, 1997, we changed our name to Americas Senior Financial Services, Inc., on August 25, 2003, we changed our name to Amstar Financial Services, Inc., on June 2, 2009 we changed our name to Remodel Auction, Inc., on December 7, 2011 we changed our name to North Carolina Natural Energy, Inc., and finally, on January 8, 2014, we changed our name to Appalachian Mountain Brewery, Inc.

Our corporate headquarters are located at 163 Boone Creek Drive, Boone, NC 28607, and our telephone number is (828) 263-1111. Our website is www.appalachianmountainbrewery.com .  Information contained on our website is not incorporated into, and does not constitute any part of, this registration statement.

Description of Business

Our primary location for the brewery and tap room is a 3,700 square foot facility located at 163 Boone Creek Drive, Boone, NC with an outdoor activity area, a covered porch and 120-foot outdoor bar. During the winter, the porch is enclosed and heated and left open during the summer to enjoy the low humidity air due to the high elevation.  Our brew system is a 10 barrel or 310 gallon JV Northwest all-American made system. It’s made of high-grade stainless steel, the standard for breweries across the world for its ease of use and durability. It’s accompanied by seven (20) barrel jacketed fermenters and four (20) barrel jacketed brite tanks and one (10) barrel single wall brite tank.  Our brewing facility is leased to the company from an LLC, wholly owned by our CEO, Mr. Sean Spiegelman and his spouse Stephanie Spiegelman.

Our secondary location houses a cidery for the purpose of making hard apple cider.  Hard Mountain Cider, LLC. (name changed as of 2015 to Appalachian Mountain Cidery as a DBA under Appalachian Mountain Brewery, LLC.) was approved by the T.T.B. for its license and expects permits from NC ABC in Q2 to begin selling its hard cider line. HMC is a wholly-owned subsidiary of Appalachian Mountain Brewery, Inc. Hard Mountain Cider, LLC has leased 3,300 square feet of operation space to begin operations of hard cider using North Carolina apples. HMC will operate (4) 10-barrel fermenters, (4) 10-barrel single wall brite tanks and (1) 20-barrel jacketed brite tank. Additional capacity is being explored for 2015 with plans to bottle and can some of its core line.  HMC, LLC has been officially certified by ASAP (AppalachianSustainableAgricultureProject) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for HMC to become officially certified as a Western North Carolina grown and produced product.

FarmToFlame, LLC a is a wholly owned subsidiary and its primary function is to service AMB's taproom.  It is a food truck that features a unique wood fired oven in the truck. This allows AMB to enhance its experience for customers with a casual dining experience that balances innovation and sustainability.  AMB is committed to the impact it has on not only the environment but also the agricultural community it supports.   FarmToFlame operates by setting an example for other companies and individuals to follow by supporting the agricultural community and investing in future farmers thru school partner programs. Currently open 7 days a week for lunch and dinner at AMB.  FarmToFlame has plans to look into expansions thru-out North Carolina of AMB branded gastropubs and also food truck franchising in 2016.  FarmToFlame is also exploring the opportunity to begin a wholesale beer infused dough operation and sauce line due to the inquiries it continues to get about expansion beyond its current geography.  FarmToFlame, LLC. has been officially certified by ASAP (Appalachian Sustainable Agriculture Project) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for F2F and becoming officially certified as a Western North Carolina grown and produced product. www.f2flame.com

•	The food truck runs on bio-diesel from High Country Biofuels when applicable.
•	Our truck is powered by solar when parked at AMB by (20) 240-watt solar panels.
•	Our utensils and containers decompose within 50 days, goal of zero landfill waste in 2016.
•	Sources its products that go into its menu within 150 miles of Boone, NC. (when applicable/available)
•	Donates to local farms, causes that affect our farming community and invests in programs designed to educate younger generations about food and agriculture thru its Flame To Farm Program.

Our Principal Products

Our products and services are offered through the following wholly owned subsidiaries:

Appalachian Mountain Brewery, LLC
Hard Mountain Cider, LLC (name changed to Appalachian Mountain Cidery which is a DBA under Appalachian Mountain Brewery, LLC.)
FarmtoFlame, LLC

Other Subsidiaries

None

Recent Acquisitions

1. Appalachian Mountain Brewery, LLC

On December 18, 2013, we entered into an Exchange Agreement to which we acquired 100% of the membership interests of Appalachian Mountain Brewery, LLC, a NC limited liability company, which became our wholly-owned subsidiary.  Appalachian Mountain Brewery, LLC began operating as a craft brewery at 163 Boone Creek Drive, Boone, NC 28607 February 14, 2013.   Sean Spiegelman, our CEO was the managing member of Appalachian Mountain Brewery, LLC.  In the December 18, 2013 exchange agreement, Mr. Spiegelman transferred 100% of his ownership interest in Appalachian Mountain Brewery, LLC to Appalachian Mountain Brewery, Inc., in exchange for the following stock equity in Appalachian Mountain Brewery, Inc.:  7,200,000 common shares, (89.57% of the outstanding class of shares), 1,000,000 Preferred B shares, (12% of the outstanding of the class of shares) and 9,998,889 Preferred A shares, (99.9% of the outstanding class of shares).  Mr. Spiegelman effectively took control of Appalachian Mountain Brewery, Inc. and was appointed CEO in this transaction.

The above percentages are based on 8,038,115 shares of common stock, 8,356,198 preferred B shares, and 10,000,0001 of Preferred A outstanding as of December 31, 2014.

2. Farm To Flame, LLC

FarmToFlame, LLC a is a wholly owned subsidiary and its primary function is to service AMB's taproom.  It is a food truck that features a unique wood fired oven in the truck. This allows AMB to enhance its experience for customers with a casual dining experience that balances innovation and sustainability.  AMB is committed to the impact it has on not only the environment but also the agricultural community it supports.   FarmToFlame operates by setting an example for other companies and individuals to follow by supporting the agricultural community and investing in future farmers thru school partner programs. Currently open 7 days a week for lunch and dinner at AMB.  FarmToFlame has plans to look into expansions thru-out North Carolina of AMB branded gastropubs and also food truck franchising in 2016.  FarmToFlame is also exploring the opportunity to begin a wholesale beer infused dough operation and sauce line due to the inquiries it continues to get about expansion beyond its current geography.  FarmToFlame, LLC. has been officially certified by ASAP (Appalachian Sustainable Agriculture Project) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for F2F and becoming officially certified as a Western North Carolina grown and produced product. www.f2flame.com

3. Hard Mountain Cider, LLC

Hard Mountain Cider, LLC. (name changed as of 2015 to Appalachian Mountain Cidery as a DBA under Appalachian Mountain Brewery, LLC.) was approved by the T.T.B. for its license and expects permits from NC ABC in Q2 to begin selling its hard cider line. HMC is a wholly-owned subsidiary of Appalachian Mountain Brewery, Inc. Hard Mountain Cider, LLC has leased 3,300 square feet of operation space to begin operations of hard cider using North Carolina apples. HMC will operate (4) 10-barrel fermenters, (4) 10-barrel single wall brite tanks and (1) 20-barrel jacketed brite tank. Additional capacity is being explored for 2015 with plans to bottle and can some of its core line.  HMC, LLC has been officially certified by ASAP (AppalachianSustainableAgricultureProject) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for HMC to become officially certified as a Western North Carolina grown and produced product.

Recent Transactions

On January 14, 2014, we filed Form D with US Securities Exchange Commission registering our notice of exempt offering of securities under section 506c.   April 9, 2014 we issued 144,000 shares of preferred B stock in exchange for $360,000 from private investors, with an additional $250,000 in debt for a total of $610,000 in financing in the first six months of 2014. Form D is current with the Securities Exchange Commission.

Intellectual Property

Our intellectual property includes our website, proprietary names including but not limited to Appalachian Mountain Brewery, Pints-for-Non-Profits, Farm to Flame, our beer names, recipes, proprietary brewing methods and ingredients, social media websites, and our marketing videos which are an important part of our business.

Competition

There is broad competition in the beer industry including many large well capitalized publicly traded corporations.  Our competition includes large companies such as Boston Beer Company (Sam Adams), Highland Brewing Company, SweetWater Brewing Company, Natty Greene’s, and other well-established breweries in the region.  We currently utilize social media, video marketing, event marketing, community non-profit networking and press releases to publicize our business.  In 2014, Appalachian Mountain Brewery was chosen by a panel of craft beer experts including Craft Brew Alliance (NASDAQ: BREW) as the winner of the “Start-Up Brewery Challenge Boston 2014” among 9 carefully selected challengers from all over the United States.  The sponsor for the Brewbound Boston event was Craft Brew Alliance.   In 2014 AMB has won a silver medal for its Smokey Mountain Schwartz Beer and a Bronze medal for its Crooked Common in the 2014 U.S. Open Beer Championships. Additionally, AMB won two Gold Medals and won the overall categories in the 2013 United States Open Beer Championship for its Honey Badger Blonde Ale and California Common. AMB competed against the biggest and best breweries from around the world where over 3,000 beers competed in 81 categories for aroma, appearance, mouth feel, flavor and overall impression.

Research and Development

Research and development for our new beer styles is conducted in house by our team of professional brewers.  In addition to our award winning core brands we consistently brew additional beers styles and offer more than 16 beers on tap to choose from.  We also own and operate a cidery and will be serving up to 8 different varietals of hard cider at the AMB Taproom by the middle of the second quarter of 2015.

New Beer Styles	$3,000
Food Services	20,000
Canning System	2,000
$25,000

Our Employees

We have 23 employees and/or contractors working at our companies.  They are engaged in brewing, production, serving, food production, marketing, research and development, and administrative functions.

Organization Within the Last Five Years

Appalachian Mountain Brewery, Inc. was formed on February 26, 1990 in the State of Florida as Phoenix Management Associates, Inc. On December 11, 1997, we changed our name to Americas Senior Financial Services, Inc., on August 25, 2003, we changed our name to Amstar Financial Services, Inc., on June 2, 2009 we changed our name to Remodel Auction, Inc., on December 7, 2011 we changed our name to North Carolina Natural Energy, Inc., and finally, on January 8, 2014, we changed our name to Appalachian Mountain Brewery, Inc.

Item 1A.  Risk Factors.

Any investment in our common stock involves a high degree of risk.  You should consider carefully the following information, together with the other information contained in this Registration Statement before you decide to buy our common stock.  If one or more of the following events actually occurs, our business will suffer, and as a result our financial condition or results of operations will be adversely affected.  In this case, the market price, if any, of our common stock could decline, and you could lose all or part of your investment in our common stock.

We face risks in developing our products and services and bringing them to market.  We also face risks that we will lose some, or all of our market share of our existing business to competition, or we risk that our business model may fail.  The following risks are material risks that we face.  If any of these risks occur, our business, our ability to achieve revenues, our operating results and our financial condition could be seriously harmed.

Risk Factors Related to the Business of the Company

Limited Operating History

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of operations.  We may not successfully address all of the risks and uncertainties or successfully implement our existing and new products and services.  If we fail to do so, it could materially harm our business and impair the value of our common stock, resulting in a loss to shareholders.  Even if we accomplish these objectives, we may not generate the positive cash flows or profits we anticipate.  Our brewery began operation in early 2013 and therefore has a limited operating history with limited financial results for any investor to evaluate.  Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products and services.  These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, the inability to employ or retain talent, inadequate sales and marketing, and regulatory concerns.  The failure by us to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce, curtail, or discontinue operations.  No assurance can be given that we can or will ever be successful in our operations and operate profitably.

If we are unable to meet our future capital needs, we may be required to reduce or curtail operations, or shut down completely.

To date we have relied on cash flow from operations and funding from a small group of individual investors including our founders Mr. Sean Spiegelman and his spouse Stephanie Spiegelman to fund our operations.  We have no assurances that future cash liquidity and capital resources will be available to grow our business.  Our cash on hand as of December 31, 2014 was approximately $135,089.  For the year ended December 31, 2013, our total revenue was approximately $513,022, our operating income was $420,145, and our net income/loss from continuing operations was approximately ($115,281).  For the year ended December 31, 2014, our total revenue was approximately $968,470, our operating income was $714,143, and our net income/loss from continuing operations was approximately ($196,597).  See audited financial information at www.otcmarkets.com for expanded information.

Our future capital requirements will depend on many factors, including our ability to market our products successfully, cash flow from operations, locating and retaining talent, and competing market developments.  Our business model requires that we spend money in order to generate revenue.  Based on our current financial situation we may have difficulty continuing our operations at their current level, or at all, if we do not raise additional financing in the near future.  Additionally, we would like to continue to acquire assets and operating businesses, which will likely require additional cash.  Although we currently have no specific plans or arrangements for acquisitions or financing, we intend to raise funds through private placements, public offerings or other financing.  Any equity financing would result in dilution to our then-existing stockholders.  Sources of debt financing may result in higher interest expense.  Any financing, if available, may be on unfavorable terms.  If adequate funds are not obtained, we may be required to reduce, curtail, or discontinue operations.  There is no assurance that our existing cash flow will be adequate to satisfy our existing operating expenses and capital requirements.

Because we face intense competition, we may not be able to operate profitably in our markets.

The market for the services that we offer is highly competitive  We may not have the resources, expertise or other competitive factors to compete successfully in the future.  We expect to face additional competition from existing competitors and new market entrants in the future. Some of our competitors will have greater resources than we do.  As a result, these competitors may be able to:

•	develop and expand their product and service offerings more rapidly;
•	adapt to new or emerging changes in customer requirements more quickly;
•	take advantage of acquisition and other opportunities more readily; and
•	devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. See “The Company - Competition.”

 If we are unable to attract and retain key personnel, we may not be able to compete effectively in our market.

Our success will depend, in part, on our ability to attract and retain key management, including our CEO Sean Spiegelman, but also our brewing experts Nathan Kelischek, Chris Zieber and sales and marketing personnel.  We attempt to enhance our management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas.  Our inability to retain employees and attract and retain sufficient additional employees could have a material adverse effect on our business, financial condition, results of operations and cash flows.  The loss of key personnel could limit our ability to develop and market our products and services.

Because our officers and directors control a large percentage of our common stock, they have the ability to influence matters affecting our shareholders.

Our officers and directors beneficially own over 89% of our outstanding common stock.  As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares.  Because they control such shares, investors may find it difficult to replace our directors and management if they disagree with the way our business is being operated.  Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.  See “Principal Shareholders.”

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We have, and may in the future, experience rapid growth and development in a relatively short period of time.  The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel.  We intend to utilize outsourced resources, and hire additional personnel, in order to manage our expected growth and expansion.  Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of our common stock.

Our industry is experiencing rapid growth and consolidation that may cause us to lose key relationships and intensify competition.

The craft beer industry is undergoing rapid growth and substantial change.  This has resulted in increasing consolidation and formation of strategic relationships.  We have recently signed a letter of intent to enter into strategic partnership with Craft Brew Alliance, (NASDAQ: BREW).  We also have a commitment for distribution with one of our shareholders Mike Pruitt, CEO of Chanticleer Holdings, (NASDAQ: HOTR), that manages restaurants world wide including but not limited to certain Hooters locations.  A cancellation of a relationship with these groups that we form may have a negative impact on the company because it could limit our advertising exposure or the number of customers that use and consume our products.  We make no assurance that any relationship we have established will continue.

Acquisitions or other consolidating transactions that don’t involve us could nevertheless harm us in a number of ways, including:

•
we could lose strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, marketing, or other resources);

•	the relationship between us and the strategic partner may deteriorate and cause an adverse effect on our business;
•	we could lose customers if competitors or users of competing businesses consolidate with our current or potential partners; and
•	our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share.  Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

We may be subject to market risk and legal liability in connection with the consumption of our products and services.

Many of our products are alcohol based that by their very nature can create possible liability from the sale and consumption on and possibly off premises.  The company also may be subject to “dram shop” laws, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Our company has addressed this concern by establishing early closing hours and regularly scheduled employee training. However, large uninsured damage awards against our company could adversely affect its financial condition.

The craft beer business is seasonal in nature, and our company is likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products are somewhat seasonal, with the first and fourth quarters historically being the slowest and the rest of the year generating stronger sales. As well as our company’s sales volume may also be affected by weather conditions. Therefore, the results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to the company’s revenues would likely be greater as a result of the seasonal business.

The gross margins of our company may fluctuate while expenses remain constant.

Future gross margins may fluctuate and even decline as a result of many factors, including disproportionate depreciation and other fixed and semi-variable operating costs, and the level of production at the breweries in relation to current production capacity. The high level of fixed and semi-variable operating costs causes gross margin to be especially sensitive to relatively small increases or decreases in sales volume. In addition, other factors beyond the company’s control that could affect cost of sales include changes in freight charges, the availability and prices of raw materials and packaging materials, the mix between draft and can product sales, the sales mix of various canned product packages, and federal or state excise taxes.

The company will be subject to governmental regulations affecting the brewery; the costs of complying with governmental regulations, or our company’s failure to comply with such regulations, could affect its financial condition and results of operations.

The company’s brewery and taproom is subject to licensing and regulation by a number of governmental authorities, including the U.S. Treasury Department, Alcohol and Tobacco Tax and Trade Bureau, which we refer to as the TTB, the U.S. Department of Agriculture, state alcohol regulatory agencies in the states in which the company sells its products, and state and local health, sanitation, safety, fire and environmental agencies. Failure to comply with applicable federal, state or local regulations could result in limitations on our company’s ability to conduct business. TTB permits can be revoked for failure to pay taxes, to keep proper accounts, to pay fees, to bond premises, or to abide by federal alcoholic beverage production and distribution regulations, or if holders of 10% or more of the company’s equity securities are found to be of questionable character. TTB permits are also required in connection with establishing a commercial brewery/winery, expanding or modifying existing brewing/winery operations, entering into a contract brewing arrangement, and entering into an alternating brewery agreement.  Other permits or licenses could be revoked if company fails to comply with the terms of such permits or licenses, and additional permits or licenses could be required in the future for existing or expanded operations.

An increase in excise taxes could adversely affect the company’s financial condition or results of operations.

The U.S. Federal government currently imposes an excise tax of $18 per barrel on beer sold for consumption in the U.S. However, any brewer with annual production under two million barrels instead pays federal excise tax in the amount of $7 per barrel on sales of the first 60,000 barrels. While Appalachian Mountain Brewery is not aware of any plans by the federal government to reduce or eliminate this benefit to small brewers, any such reduction in a material amount could have an adverse effect on the company’s financial condition and results of operations. In addition, if the company should lose the benefit of this rate structure if it exceeded the two million barrel production threshold. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. It is possible that excise taxes will be increased in the future by both federal and state governments. In addition, increased excise taxes on alcoholic beverages have in the past been considered in connection with various governmental budget-balancing or funding proposals. Any such increases in excise taxes, if enacted, could adversely affect the company’s financial condition or results of operations.

Changes in state laws regarding distribution arrangements may adversely impact operations of our company.

Currently brewers in the state of North Carolina are exempt from the mandatory three-tier distribution system if they produce under 25,000 barrels annually.  They may distribute their products directly to retailers if it does so from a facility located in the state.  Furthermore, prices charged by a brewery must be uniform to all distributors and retailers, but does not restrict prices retailers may charge consumers.

The company’s raw materials may become more costly and adequate supplies may be difficult to secure.

According to industry and media sources, the cost of barley, wheat and hops, all primary ingredients in Appalachian Mountain Brewery products, has fluctuated in recent months. Media sources explain that the cost of grains may increase, largely driven by a lower supply of barley as farmers shift their focus to growing corn, a key component of biofuels. The beer industry appears to also be experiencing a decline in the supply of hops, driven by a number of factors: excess supply in the 1990s led some growers to switch to more lucrative crops.  Wheat exports have increased because of the weak U.S. dollar and poor worldwide harvests, leading to U.S. supplies of wheat that are lower.  While Appalachian Mountain Brewery has historically utilized fixed price contracts to secure adequate supplies of key raw materials, including barley, wheat and hops, recent fixed price contracts reflect current market pricing that is significantly higher than historical pricing. If the company experiences difficulty in securing its key raw materials or experiences an increase in the cost of these materials, it will have a material impact on the combined company’s gross margins and results of operations.

The company does not anticipate paying cash dividends and, accordingly, shareholders must rely on stock appreciation for any return on their investment in the combined company.

The company anticipates that it will retain its earnings, if any, for future growth and therefore does not anticipate paying cash dividends in the future. As a result, only appreciation of the price of the company’s common stock will provide a return to shareholders. Investors seeking cash dividends should not invest in our common stock.

The company may require additional capital in the future to finance construction or expansion of production facilities, and financing may not be available on acceptable terms, if at all.

The company may have to raise additional capital in order to construct or expand production capacity. Additional financing may not be available on terms that are favorable to the company, or at all. A failure to obtain additional financing could impair the company’s ability to grow sales. Any inability to raise adequate funds to support its growth plans will materially adversely affect the combined company’s business.

Risks Related To Our Common Stock

Our common stock is listed for quotation on the OTC Pink tier of the marketplace maintained by OTC Markets Group, Inc., which may make it more difficult for investors to resell their shares due to suitability requirements.

Our common stock is currently quoted on the OTC Pink tier of the marketplace maintained by OTC Markets Group, Inc. Broker-dealers often decline to trade in over the counter stocks given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares. This could cause our stock price to decline.

If we are unable to pay the costs associated with being a public, reporting company, we may not be able to continue trading on the OTC Pink Market and/or we may be forced to discontinue operations.

We expect to have significant costs associated with being a public, reporting company, which may raise substantial doubt about our ability to continue trading on the OTC Pink Market and/or continue as a going concern. These costs include compliance with the Sarbanes-Oxley Act of 2002, which will be difficult given the limited size of our management, and we will have to rely on outside consultants. Accounting controls, in particular, are difficult and can be expensive to comply with.  Our ability to continue trading on the OTC Pink Market and/or continue as a going concern will depend on positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing.  If we are unable to achieve the necessary product sales or raise or obtain needed funding to cover the costs of operating as a public, reporting company, our common stock may be deleted from the OTC Pink Market and/or we may be forced to discontinue operations.

We have the right to issue additional common stock and preferred stock without consent of stockholders.  This would have the effect of diluting investors’ ownership and could decrease the value of their investment.

We have additional authorized, but unissued shares of our common stock that may be issued by us for any purpose without the consent or vote of our stockholders that would dilute stockholders’ percentage ownership of our company.

In addition, our certificate of incorporation authorizes the issuance of shares of preferred stock and/or the conversion of existing outstanding preferred stock into common stock, the rights, preferences, designations and limitations of which may be set by the Board of Directors.  Our certificate of incorporation has authorized issuance of up to 70,000,001 shares of preferred stock in the discretion of our Board.  The shares of authorized but unissued preferred stock may be issued upon Board of Directors approval; no further stockholder action is required.  If issued, the rights, preferences, designations and limitations of such preferred stock would be set by our Board and could operate to the disadvantage of the outstanding common stock.  Such terms could include, among others, preferences as to dividends and distributions on liquidation.

Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (I) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Item 2.  Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Disclaimer Regarding Forward Looking Statements

You should read the following discussion in conjunction with our financial statements and the related notes and other financial information included in this Registration Statement.  In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Registration Statement, particularly in the Section titled Risk Factors.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them.  Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Summary Overview

We, together with our wholly owned subsidiaries, own and operate Appalachian Mountain Brewery, Inc.  Appalachian Mountain Brewery, LLC. not only makes seriously delicious craft beer, but focuses its business model on community, sustainability and philanthropy. In 2014 AMB was chosen as winner of Brewbound’s Start Up Brewery Challenge and ultimately won Startup Brewery of the Year at the “Start Up Brewery Challenge Boston”.  AMB was selected to compete, along with 8 other startup breweries and cider companies from all over the country. The Company’s CEO gave a presentation outlining AMB's core values and goals for the next several years. AMB presented the “1st Revolution” a collaboration beer between AMB & Blood Sweat and Gears for the panel to sample, provide feedback and anaylsis. AMB won the popular vote with over 34% of all votes and the judges picked AMB as the winner of Brewbound's “Start Up Brewery Challenge 2014 Boston”. In 2014 AMB has won a silver medal for its Smokey Mountain Schwartz Beer and a Bronze medal for its Crooked Common in the 2014 U.S. Open Beer Championships. Additionally, AMB won two Gold Medals and won the overall categories in the 2013 United States Open Beer Championship for its Honey Badger Blonde Ale and California Common. AMB competed against the biggest and best breweries from around the world where over 3,00 beers competed in 81 categories for aroma, appearance, mouth feel, flavor and overall impression. Appalachian Mountain Brewery, located at 3,333 feet elevation atop the Appalachian Mountain Range in Boone, NC, is certified by the NC GreenTravel Initiative, a program that recognizes state travel-related businesses that employ healthy environmental practices. AMB is within minutes of world-class destinations such as Grandfather Mountain, Tweetsie Railroad, Beech Mountain, Sugar Mountain, Appalachian Ski Resorts and the Three-Time National Football Champions Appalachian State University. All of our operations are conducted through our wholly-owned subsidiaries, each of which is incorporated or qualified to do business in the states in which it does so.

FarmToFlame, LLC a is a wholly owned subsidiary and its primary function is to service AMB's taproom.  It is a food truck that features a unique wood fired oven in the truck. This allows AMB to enhance its experience for customers with a casual dining experience that balances innovation and sustainability.  AMB is committed to the impact it has on not only the environment but also the agricultural community it supports.   FarmToFlame operates by setting an example for other companies and individuals to follow by supporting the agricultural community and investing in future farmers thru school partner programs. Currently open 7 days a week for lunch and dinner at AMB.  FarmToFlame has plans to look into expansions thru-out North Carolina of AMB branded gastropubs and also food truck franchising in 2016.  FarmToFlame is also exploring the opportunity to begin a wholesale beer infused dough operation and sauce line due to the inquiries it continues to get about expansion beyond its current geography.  FarmToFlame, LLC. has been officially certified by ASAP (Appalachian Sustainable Agriculture Project) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for F2F and becoming officially certified as a Western North Carolina grown and produced product. www.f2flame.com

•	The food truck runs on bio-diesel from High Country Biofuels when applicable.
•	Our truck is powered by solar when parked at AMB by (20) 240-watt solar panels.
•	Our utensils and containers decompose within 50 days, goal of zero landfill waste in 2016.
•	Sources its products that go into its menu within 150 miles of Boone, NC. (when applicable/available)
•	Donates to local farms, causes that affect our farming community and invests in programs designed to educate younger generations about food and agriculture thru its Flame To Farm Program.

Hard Mountain Cider, LLC. (name changed as of 2015 to Appalachian Mountain Cidery as a DBA under Appalachian Mountain Brewery, LLC.) was approved by the T.T.B. for its license and expects permits from NC ABC in Q2 to begin selling its hard cider line. HMC is a wholly-owned subsidiary of Appalachian Mountain Brewery, Inc. Hard Mountain Cider, LLC has leased 3,300 square feet of operation space to begin operations of hard cider using North Carolina apples. HMC will operate (4) 10-barrel fermenters, (4) 10-barrel single wall brite tanks and (1) 20-barrel jacketed brite tank. Additional capacity is being explored for 2015 with plans to bottle and can some of its core line.  HMC, LLC has been officially certified by ASAP (AppalachianSustainableAgricultureProject) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for HMC to become officially certified as a Western North Carolina grown and produced product.

How We Generate Revenue

1. Tap Room Revenue

We sell more than 16 different styles of craft beers (ciders-planned) from the tap and in chilled growlers at 163 Boone Creek Drive, Boone, NC.  We also sell our craft beer (cider-planned) in kegs to local restaurants located near the brewery and beyond.  We use both self-distribution and utilize a wholesaler in the western portion of North Carolina.  We are strategically continuing to increase our capacity in stages with additional brewing equipment and purchase of a Cask Semi-Automated Canning System ("SAMS", www.cask.com) , which allowed AMB to offer distribution of three  beer styles in cans throughout North Carolina. SAMS is capable of producing a reliable 70 cans per minute or up to 175 cases per hour with multiple can heights of 12 or 16 ounces and is fully scalable for future growth.  AMB plans on releasing multiple beers (ciders-planned) in various bottles and 12 and 16 ounce cans of cider (planned) in the future as well.  Additionally, we market and sell various styles of apparel out of our tap room and hold numerous events for the outside public to participate in.  We are also a destination venue for corporate meetings, weddings, rehearsals, Non-Profit fundraisers and Environmental River and Land Cleanups.

2. Distribution Revenue

AMB is preparing for increased production of its craft beverage line and planned distribution into the larger region of North Carolina.   Currently AMB operates its wholesale business thru two revenue streams.  We utilize the exemption under NC ABC law whereby brewers that brew under 25,000 barrels annually are able to self-distribute in the state of North Carolina.  We also currently use a wholesaler in the Wester most portion of  North Carolina including but not limited to Asheville and the Black Mountain, NC.  AMB also has commitments from restaurants owned and operated by one of AMB’s shareholders Mike Pruitt, CEO of  Chanticleer Holdings (Nasdaq:HOTR).  Chanticleer Holdings (Nasdaq:HOTR) is focused on expanding the Hooters® casual dining restaurant brand in international emerging markets and American Roadside Burgers Inc ("ARB"), a Charlotte, N.C. based chain. Chanticleer currently owns in whole or part of the exclusive franchise rights to develop and operate Hooters restaurants in South Africa, Hungary and parts of Brazil, and has joint ventured with the current Hooters franchisee in Australia, while evaluating several additional international opportunities. The Company currently owns and operates in whole or part of seven Hooters restaurants in its international franchise territories: Durban, Johannesburg, Cape Town and Emperor's Palace in South Africa; Campbelltown in Australia; Budapest in Hungary; and Nottingham in the United Kingdom. ARB, purchased by Chanticleer Holdings on October 1, 2013, has a total of 5 casual restaurants -- 1 location in Smithtown, N.Y., 2 locations in Charlotte, N.C., 1 location in Columbia, S.C., and the newest location is in Greenville, S.C. The Company also owns a majority interest in JF Restaurants, LLC and JF Franchising Systems, fresh food-focused casual dining established with 5 restaurant locations.  Currently AMB and Craft Brew Alliance (Nasdaq: BREW) have signed a letter of intent to form a strategic partnership.  Under the terms of the letter, the two publicly traded companies will explore potential opportunities to drive business growth and shareholder value thru sharing resources in key strategic areas including, but not limited to, brewing, purchasing, distribution and sales.  The prospective partnership also gives AMB employees access to CBA's thought leadership, technical resources and 30+ years of experience in brewing, branding and bringing to market world-class American craft beers.  This partnership could potentially have a significant effect on AMB's growth as a wholesale business.

3. Food Services Revenue

June 6, 2014 AMB began operations of its Farm to Flame food service subsidiary offering a unique craft culinary experience.  The Mobile Food Service offers a wood-fired menu not only to AMB customers at the brewery but off-site catering and delivery service as well. AMB produces all of its own specialty doughs, and infuses its craft beers into the wood-fired menu.  The Food Truck employs AMB's solar panels, Bio-Diesel fuel, compostable utensils, and supports the High Country's farming community by purchasing locally. AMB's continued focus on community building is reflected thru our food service with our "Flame To Farm" program. A portion of each sale is donated to farms, farmers and other non-profits in and around the High Country further achieving our philanthropic, community, and sustainability goals.

Summary of Financial Statements, all numbers in the table are rounded:

Profit by Year (dollars in thousands):
	2014	2013
Sales Revenue	968	513
Cost of Revenue	254	93
Gross Profit	714	420
Gross Profit Margin	73.80%	81.90%

Revenue was $968,470 for the year ending December 31, 2014 compared to $513,022 for the year ending December 31, 2013.  This was a increase of $455,448 or 87%.  This was primarily due to increase of traffic at the taproom and rollout of distribution into local markets.  The cost of revenue was $254,327 for year ending December 31, 2014 compared to $92,877 for the year ending December 31, 2013.  This was an a increase of  $161,450 or 173%.  This was primarily due to the increase in raw materials associated with distribution into local markets.  Gross profit was $714,143 for year ending December 31, 2014 compared to $420,145.  This was an increase of $293,998 or 70%.  Gross Margin was 73.8% for the year ending December 31, 2014 compared to 81.9% for the year ending December 31, 2013.  This was a decrease of 8.1%.  This was primarily due to a cost associated with lower margin distribution weighing on the overall business model.

Operating Expenses by Year (dollars in thousands):
	2014	2013
Amortization & Depreciation Expense	144	68
General & Administrative Expenses	701	429
Total Operating Expenses	845	497

Amortization and Depreciation expense for the year ending December 31, 2014 was $144,363 compared to $68,080 a increase of $76,283 or 112%.  The General and Administrative expenses for year ending December 31, 2014 was $701,088 compared to $429,333 for the year ending December 31, 2013 an increase of  $271,755 or 63%.  The General and Administrative costs are a cumulative number of Rent, Salaries and related taxes, Contract Labor, Brewery Supplies, Licenses and Fees, Office Expense, Utilities and SG&A.  The overall increase was due to the necessary build out for increasing capacity, bringing on new employees to satisfy demand for distribution of our products.

Net Income by Year (dollars in thousands):
	2014	2013
Gross Profit	714	420
Net Income	(197)	(115)

Gross profit was $714,143 for year ending December 31, 2014 compared to $420,145.  This was an increase of $293,998 or 70%.  Net income/loss was ($196,597) for year ending December 31, 2014 compared to ($115,281) for year ending December 31, 2013 a increase of $81,316 or 70%.

Total Assets by Year (dollars in thousands):

	2014	2013
Current Assets	185	187
Fixed Assets	872	393
Total Assets	1,057	580
The increase of our Total Assets from December 31, 2014 compared to December 31, 2013 was due to capital that was raised during the calendar year 2014 and that capital was used to purchase the equipment necessary to increase capacity from 600 barrels to 6000 barrels.

Total Liabilities by Year (dollars in thousands):
	2014	2013
Accounts Payable	131	92
Other Current Liabilities	42	73
Long Term Liabilities	942	711
Total Liabilities	1,115	876

Total Liabilities for the year ending December 31, 2014 was $1,114,415 compared to $$876,018 and increase of  $238,397 or  27%.  The increase was primarily due to the company taking on long term debt associated with the infrastructure build out necessary to start distribution locally of its beer products.

Total Stockholders’ Equity (dollars in thousands):
	2014	2013
Common Stock	8	8
Preferred Stock	18	18
Retained Earnings	(519)	(322)
Additional Paid in Capital	435	-
Total Equity	(57)	(296)

For more information see the audited financials section of  Consolidated Statement of Stockholders' Equity for years ending December 31, 2014 and December 31, 2013.

Summary of Brewery Operations:

	2014	2013
Beer Capacity	6,000	600
Cider Capacity	700	-
Total Capacity	6,700	600

Through fundraising efforts we were able to add 5,400 barrels (bbls) of additional brewing capacity for beer.  As well as, add 700 bbls for brewing capacity for cider in 2014.  In addition to brewing capacity, we added a cask semi-automated canner and a semi-automated keg washing system.

Item 3.  Properties.

Our primary location and corporate offices for the brewery, tap room, and business office is a 3,700 square foot facility located at 163 Boone Creek Drive, Boone, NC with an outdoor activity area, a covered porch and 120-foot outdoor bar. During the winter, the porch is enclosed and heated and left open during the summer to enjoy the low humidity air due to the high elevation.  Our brew system is a 10 barrel or 310 gallon JV Northwest all-American made system. It’s made of high-grade stainless steel, the standard for breweries across the world for its ease of use and durability. It’s accompanied by seven (20) barrel jacketed fermenters, and four (20) barrel jacketed brite tanks and one (10) barrel single wall brite tank.  Our brewing facility is leased to the company from an LLC, wholly owned by our CEO, Mr. Sean Spiegelman, and his spouse, Mrs. Stephanie Spiegelman.

Hard Mountain Cider, LLC. (name changed as of 2015 to Appalachian Mountain Cidery as a DBA under Appalachian Mountain Brewery, LLC.) was approved by the T.T.B. for its license and expects permits from NC ABC in Q2 to begin selling its hard cider line. HMC is a wholly-owned subsidiary of Appalachian Mountain Brewery, Inc. Hard Mountain Cider, LLC has leased 3,300 square feet of operation space to begin operations of hard cider using North Carolina apples. HMC will operate (4) 10-barrel fermenters, (4) 10-barrel single wall brite tanks and (1) 20-barrel jacketed brite tank. Additional capacity is being explored for 2015 with plans to bottle and can some of its core line.  HMC, LLC has been officially certified by ASAP (AppalachianSustainableAgricultureProject) www.asapconnections.org www.appalachiangrown.org as a AG Partner. This is a prestigious accomplishment for HMC to become officially certified as a Western North Carolina grown and produced product.  The lease is a 5 year lease with multiple options for extending the lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration Statement, certain information with respect to our equity securities owned of record or beneficially by (i) each Officer and Director; (ii) each person who owns beneficially more than 10% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)

Common Stock	Sean Spiegelman (3) sole officer	7200000	89.57%
Preferred A Stock	Sean Spiegelman (3) sole officer	9998889	99.90%
Preferred B Stock	Sean Spiegelman (3) sole officer	1000000	11.90%
Preferred B Stock	Stephanie Spiegelman	2000000	23.80%

(1)	Unless indicated otherwise, the address of the shareholder is c/o Appalachian Mountain Brewery, Inc., 163 Boone Creek Drive, Boone, NC 28607.

(2)
Unless otherwise indicated, based on 8,038,115 shares of common stock issued and outstanding and 8,376,198 shares of preferred B shares issued and outstanding, and 10,000,001 shares of preferred A issued and outstanding.

(3)	Indicates one of our officers or directors.

The issuer is not aware of any person who owns of record, or is known to own beneficially, ten percent or more of the outstanding securities of any class of the issuer, other than as set forth above.  The issuer is not aware of any person who controls the issuer as specified in Section 2(a)(1) of the 1940 Act.  There are no classes of stock other than common stock, preferred A and preferred B issued or outstanding.  We do not have an investment adviser.

There are no current arrangements which will result in a change in control.

Item 5.  Directors and Executive Officers.

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with us held by each person, and the date such person became a director or executive officer.  Family relationships among any of the directors and officers are described below.

Name	Age	Position

Sean Spiegelman	39	Chairman of the Board of Directors and Chief Executive Officer

Narrative:

1.     Sean Spiegelman, 39, our CEO, was born in Queens, N.Y. and grew up in a middle class family where his father was an options trader on the American Stock Exchange.  Mr. Spiegelman spent several years on the trading floor watching his father and others where he developed a knowledge of and desire to be in the capital markets.  Upon graduating high school Mr. Spiegelman entered the United States Marine Corps attending Boot Camp in Parris Island, SC leading his company as the Guide.  Mr. Spiegelman received a meritorious promotion while in Boot Camp and ranked the top of his class for physical fitness, as a survivalist, and a leader.  After Infantry School he was chosen among over 200 marines to honorably hold the title Recon Marine.  As a member of the Special Forces Mr. Spiegelman was trained to endure the hardships of combat and learn skill sets for survival.  Spiegelman was honorably discharged due to injury while in service and is a disabled veteran with service connected disabilities.

Mr. Spiegelman earned a B.A. in Organizational Communications with a minor in Computer Information Systems from Florida Atlantic University.   While living in Florida he ran $300 million dollars in real estate development, management and close-outs as a construction Project Manager and developer.  Mr. Spiegelman currently resides in Boone, NC with his wife and two children,  growing their own food and focusing on Community, Sustainability and Philanthropy.  Mr. Spiegelman established zoning regulations with town council, obtained licensing, and opened AMB February 14, 2013.

Family Relationships

There are no family relationships among any of our officers, directors.  Stephanie Spiegelman is married to Sean Spiegelman, our CEO.

Item 6.  Executive Compensation.

Mr. Sean Spiegelman, founder of Appalachian Mountain Brewery, LLC is our CEO.  All of our executives compensation is set forth in the Summary Compensation Table below.

On December 18, 2013, Mr. Spiegelman was appointed CEO with compensation of two thousand dollars ($2000) per month.

Summary Compensation Table

The following table sets forth information with respect to compensation earned by our Chief Executive Officer, for the fiscal years ended December 31, 2013 and December 31, 2014.

Name and Principle Position	Year	Salary Monthly	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total Monthly
Sean Spiegelman, CEO	2013	$2,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$2,000.00
Sean Spiegelman, CEO	2014	$3,150.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$3,150.00

Director Compensation

For the years ended December 31, 2013 and 2014, Mr. Sean Spiegelman was our sole director.  No additional compensation was paid to Mr. Spiegelman other than that listed in the above table.  We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

Outstanding Equity Awards at Fiscal Year-End

We do not currently have a stock option or grant plan in place but plan on establishing one in 2015 for all qualified full-time employees.

Item 7. Certain Relationships and Related Transactions.

A. We currently have an employment agreement with Sean Spiegelman.

B. As of December 31, 2014, we have sold an aggregate of 144,000 Preferred B shares and we have  $ 281,250 in non-affiliate debt owed by the company.

Item 8.  Legal Proceedings

We are not a party or involved in any legal proceedings.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Holders

As of December 31, 2014, there were 338 holders of record of our common stock.

Market Information

Our common stock is quoted on the OTC Pink “Current Information” tier of the marketplace maintained by OTC Markets Group, Inc. under the symbol “HOPS.”  Our stock has traded there since October 1, 2003, and traded prior to that on the OTCBB marketplace maintained by FINRA.  Our common stock trades on a limited or sporadic basis and should not be deemed to constitute an established public trading market.  There is no assurance that there will be liquidity in the common stock.

The following table sets forth the high and low transaction price for each quarter within the fiscal year ended December 31, 2013, up until December 31, 2014 as provided by Commodity Systems, Inc.  The information reflects prices between dealers, and does not include retail markup, markdown, or commission, and may not represent actual transactions.

Fiscal Year Ended		Transaction Prices
December 31,	Period	High	Low
2013	First Quarter	$0.50	$0.50
	Second Quarter	$0.65	$0.10
	Third Quarter	$0.01	$0.01
	Fourth Quarter	$2.49	$0.01

2014	First Quarter	$6.96	$2.90
	Second Quarter	$4.96	$2.00
	Third Quarter	$5.00	$3.10
	Fourth Quarter	$4.95	$3.00

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Securities Eligible for Resale

Rule 144. Under Rule 144, as recently amended by the SEC, all shares held by non-affiliates that have been issued and outstanding for more than six months are presently eligible for resale and commencing upon the effective date of this registration statement.  Future sales of large numbers of shares into a limited trading market or the concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be.  If an active, stable and sustained trading market does not develop, the market price for our shares will decline and such declines are likely to be permanent.

Options and Warrants

We have no options outstanding on the date of this Registration Statement.  We have outstanding preferred B shares convertible into common at a ratio of one to one.  Conversion of preferred B shares is subject to all rights, privileges and restrictions as listed in the Articles of Incorporation on file with Secretary of State of Florida for the company.

Dividend Policy

We have not paid any dividends on our common stock and do not expect to do so in the foreseeable future. We intend to apply our earnings, if any, in expanding our operations and related activities.  The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our financial condition and other factors deemed relevant by the Board of Directors.

Item 10.  Recent Sales of Unregistered Securities.

On April 9, 2014 we issued One Hundred Forty-Four Thousand (144,000) shares of our preferred B stock in accordance with Section 506c, for cash invested into the company.  The issuance was exempt from registration pursuant to Section 506c under the Securities Act of 1933, registered on Form-D with the Securities and Exchange Commission.

 Item 11.  Description of Registrant’s Securities to be Registered.

Our Common stock is the only class of stock being registered in this Registration Statement.
Our authorized capital stock consists of 130,000,000 shares of common stock, par value $0.001; 60,000,000 shares of preferred B stock, par value .001 stated Value: $2.50, and 10,000,001 shares of Preferred A Super Voting Control stock.  As of the date of this Registration Statement, there are 8,038,115 shares of our common stock issued and outstanding, 8,376,198 shares of preferred B stock issued and outstanding, and there are 10,000,001 shares of our preferred A stock,  Par Value .001 stated Value: four times preferred B outstanding plus common issued and outstanding.

Common Stock: Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the common shares can not determine solely, the election of our directors, or any other matters. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to pro-rata share in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock .  We are authorized to issue 70,000,001 shares of preferred stock.  The rights, privileges, and preferences of our preferred stock can be set by our Board of Directors without further shareholder approval as set for in our Articles of Incorporation filed with the Secretary of State of Florida.  These shares were carefully designed to protect shareholders of record that have provided services or investment capital and also to delay, defer, discourage or prevent a change in control.

Dividend Policy .  We have not declared or paid a cash dividend on our capital stock and we do not expect to pay cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared in the future will be at the discretion of our Board of Directors.

Options, Warrants and Convertible Securities .  We do not have any option or warrants on our stock.  Our preferred B stock is priced at $2.50 and is convertible into common stock at a ratio of one to one.  Our Preferred A stock is super voting control stock held 99% by our CEO.  Restrictions and privileges of our preferred shares are described in our Amended Articles of Incorporation filed with the Secretary of State of Florida.

Item 12.  Indemnification of Directors and Officers.

Article VI of our Articles of Incorporation provides that, the personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by paragraph 1 of Section 768.28 9(A) of the General Corporation Law of the State of Florida, as the same may be amended and supplemented; including any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section.

Our bylaws do not further address indemnification, and there are no resolutions of our shareholders or directors which address indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data.

The financial statements and supplementary data listed in Item 15, below, are included with this Registration Statement.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

We do not have any disagreements with our accountant or auditor:

Bongiovanni & Associates, PA audited our financial statements, including our balance sheet as of December 31, 2014 and December 31, 2013 and our related statements of operations, changes in stockholders’ equity, and statements of cash flows for the year then ended.  The audit report on our financial statements for the period stated above did not contain any adverse opinion or disclaimer of opinion, nor did they report as to uncertainty, audit scope, or accounting principles.

Item 15.  Financial Statements and Exhibits.

FINANCIAL STATEMENTS

The information required by this item is contained under the section "Financial Statements" immediately following the signature page of this Registration Statement and is incorporated herein.

Letter from Independent PCAOB Financial Auditor	F-1
Consolidated Balance Sheets as of December 31, 2014, 2013	F-2
Consolidated Statements of Operations as of December 31, 2014, 2013	F-3
Consolidated Statement of Stockholders' Equity as of December 31, 2014, 2013	F-4
Consolidated Statement of Cash Flows as of December 31, 2014, 2013	F-5
Footnotes to Consolidated Financial Statements December 31, 2014, 2013	F-6

EXHIBITS

The following documents are filed as exhibits hereto immediately following the “Financial Statements” section:

3.1	Amended of Articles of Incorporation
3.2	Bylaws of Appalachian Mountain Brewery, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Appalachian Mountain Brewery, Inc.

Dated: June 26, 2015	/s/ Sean Spiegelman
By: Sean Spiegelman
Its: Chief Executive Officer

7951 SW 6th St., Suite. 216 Plantation, FL 33324 Tel: 954-424-2345 Fax: 954-424-2230

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Appalachian Mountain Brewery, Inc.

We have audited the accompanying consolidated balance sheet of Appalachian Mountain Brewery, Inc. (“The Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2014 and 2013. Appalachian Mountain Brewery, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Appalachian Mountain Brewery Inc. as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years ended December 31, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company has insufficient working capital, a stockholders’ deficit, a retained deficit and recurring net losses, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bongiovanni & Associates, PA
Bongiovanni & Associates, PA
Certified Public Accountants
Plantation, Florida
The United States of America
June 5, 2015

www.ba-cpa.net

APPALACHIAN MOUNTAIN BREWERY, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 and 2013

ASSETS	12/31/2014	12/31/2013

CURRENT ASSETS:
Cash	$135,089	$158,491
Inventory	49,900	28,352
TOTAL CURRENT ASSETS	184,989	186,843

FIXED ASSETS:
Machinery and equipment	793,779	231,522
Furniture and fixtures	13,278	6,077
Leasehold improvements	311,246	257,687
Accumulated depreciation	(246,235)	(101,872)
TOTAL FIXED ASSETS	872,068	393,414

TOTAL ASSETS	$1,057,057	$580,257

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$130,800	$92,196
Current portion of notes payable	10,300	-
Current portion of note payable - related party	31,596	39,806
Accrued interest payable - related party	-	33,196
TOTAL CURRENT LIABILITIES	172,696	165,198

LONG-TERM LIABILITIES
Notes payable	270,950	31,250
Note payable - related party	670,769	679,570
TOTAL LONG-TERM LIABILITIES	941,719	710,820

STOCKHOLDERS' DEFICIT
Preferred series A stock ($.001 par value, 10,000,001 shares authorized; 9,999,991 shares issued and outstanding at December 31, 2014 and 2013, respectively)	10,000	10,000
Preferred series B stock ($.001 par value, 60,000,000 shares authorized; 8,376,198 and 8,232,198 shares issued and outstanding at December 31, 2014 and 2013, respectively)	8,376	8,232
Preferred series B shares to be Issued (30,000 shares at December 31, 2014)	30	-
Common stock ($.001 par value, 130,000,000 shares authorized; 8,038,115 shares issued and outstanding at December 31, 2014 and 2013, respectively)	8,038	8,038
Additional paid in capital	434,826	-
Retained deficit	(518,628)	(322,031)
TOTAL STOCKHOLDERS' DEFICIT	(57,358)	(295,761)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,057,057	$580,257

The accompanying notes are an integral part of these financial statements

APPALACHIAN MOUNTAIN BREWERY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	12/31/2014	12/31/2013
REVENUES:
Sales	$968,470	$513,022
Cost of sales	(254,327)	(92,877)
Gross profit	714,143	420,145

EXPENSES:
Depreciation	144,363	68,080
Rent	67,131	71,542
Salaries and related taxes	374,490	215,708
Contract labor	9,332	8,653
Brewery supplies	32,659	22,059
Licenses and fees	3,157	10,628
Office expense	15,522	10,631
Utilities	27,596	10,938
Selling, general and administrative expenses	171,201	79,174
Total expenses	845,451	497,413

Loss from operations	$(131,308)	$(77,268)

Interest expense	(65,289)	(38,013)

Loss before income taxes	(196,597)	(115,281)

Provision for income taxes	-	-

NET LOSS	$(196,597)	$(115,281)

Basic and fully diluted net loss per common share:	$(0.02)	$(0.02)

Weighted average common shares outstanding	8,038,115	7,210,125

** Less than $.01

The accompanying notes are an integral part of these financial statements

APPALACHIAN MOUNTAIN BREWERY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

					Preferred Stock B to				Additional
	Preferred Stock A		Preferred Stock B		Be Issued		Common Stock		Paid-in	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances, January 1, 2013	9,999,989	$10,000	4,000,000	$4,000	-	$-	7,200,000	$7,200	$(15,859)	$(206,750)	$(201,409)

Reorganization due to recapitalization	580,502	581	4,232,198	4,232	-	-	838,115	838	15,278	-	$20,929

Shares canceled per share exchange agreement	(580,500)	(581)	-	-	-	-	-	-	581	-	$-

Net loss for the year ended December 31, 2013	-	-	-	-	-	-	-	-	-	(115,281)	$(115,281)

Balances, December 31, 2013	9,999,991	$10,000	8,232,198	$8,232	-	$-	8,038,115	$8,038	$-	$(322,031)	$(295,761)

Proceeds from sales of Preferred Stock B	-	-	144,000	144	30,000	30	-	-	434,826	-	$435,000

Net loss for the year ended December 31, 2014	-	-	-	-	-	-	-	-	-	(196,597)	$(196,597)

Balances, December 31, 2014	9,999,991	$10,000	8,376,198	$8,376	30,000	$30	8,038,115	$8,038	$434,826	$(518,628)	$(57,358)

The accompanying notes are an integral part of these financial statements

APPALACHIAN MOUNTAIN BREWERY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	12/31/2014	12/31/2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(196,597)	$(115,281)
Adjustments to reconcile (net loss) to net cash provided by
(used in) operations:
Depreciation	144,363	68,080
Issuance of common and preferred shares to related party	-	21,514
Cancellation of preferred shares	-	(581)
Issuance of common shares	-	-
Increase in inventory	(21,548)	(28,356)
Increase in accounts payable and accrued expenses	38,604	67,427
Increase (decrease in) in accrued interest payable - related party	(33,196)	33,196
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(68,374)	45,999

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(623,017)	(147,058)
NET CASH (USED IN) INVESTING ACTIVITIES	(623,017)	(147,058)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from investors	435,000	-
Cash received from notes payable	250,000	31,250
Cash received from (repayments to) note payable - related party	(17,011)	212,725
NET CASH PROVIDED BY FINANCING ACTIVITIES	667,989	243,975

NET INCREASE IN CASH AND CASH EQUIVALENTS	(23,402)	142,916

CASH AND CASH EQUIVALENTS,
BEGINNING OF THE YEAR	158,491	15,575

END OF THE YEAR	$135,089	$158,491

The accompanying notes are an integral part of these financial statements

APPALACHIAN MOUNTAIN BREWERY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 - ORGANIZATION AND OPERATIONS

Appalachian Mountain Brewery, Inc. ("Appalachian Mountain Brewery", “AMB”, “The Company”) was initially organized under the laws of Florida on February 26, 1990. On December 18, 2013, Appalachian Mountain Brewery, LLC entered into a Share Exchange Agreement in which its membership interests were exchanged with the Company, a publicly held shell corporation at such time by the name of North Carolina Natural Energy, Inc. The acquisition was a tax-free exchange for federal and state income tax purposes and was accounted for as a reverse merger in accordance with FASB Accounting Standards Codification 805-40 “Reverse Acquisitions”. Upon acquisition, the name of the shell corporation was changed to Appalachian Mountain Brewery, Inc., and Appalachian Mountain Brewery, LLC, the North Carolina corporation, became a wholly owned subsidiary of Appalachian Mountain Brewery, Inc., the Florida corporation. The publicly traded shell corporation had not had a material operating history for several years prior to the merger.

The transaction was effectively completed on December 18, 2013, which has been accounted for as a reverse acquisition and recapitalization of the Company, through a wholly-owned subsidiary which is deemed to be the ultimate accounting acquirer (legal acquiree) and the Company to be the ultimate accounting acquiree (legal acquirer). The Company is deemed to be a continuation of the business of Appalachian Mountain Brewery, LLC. Accordingly, the accompanying consolidated financial statements for the years ended December 31, 2014 and 2013 include the following:

the consolidated balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the accounting acquiree at historical cost;

the consolidated financial position, results of operations, and cash flows of the accounting acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of stock exchange transaction.

Appalachian Mountain Brewery, Inc. currently operates three wholly-owned subsidiaries: Appalachian Mountain Brewery, LLC, Farm to Flame, LLC and Hard Mountain Cider, LLC.

The Company makes and distributes craft beers to customers primarily in Western North Carolina.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Presentation - The financial statements include the accounts of Appalachian Mountain Brewery, Inc. (a Florida corporation) and its wholly owned subsidiaries prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission. All significant intercompany balances and transactions have been eliminated.

Management's Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed the federally insured limit of $250,000. The Company not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Advertising - We expense advertising costs as incurred. The Company does not incur any direct-response advertising costs.

Accounts Receivable – The Company sells it beers to customers in a bar like setting located at its premises. An ongoing credit evaluation of its customers is not applicable due to the point of sale nature of its business. There is no estimate necessary of the allowance for doubtful accounts, accordingly.

Inventory - Inventory, consisting primarily of beer and related raw materials such as yeast, hops and grain, is located on our premises and is stated at the lower of cost or market using the first-in, first-out method. Shirts, hoodies and hats displaying the name of the beer are also sold but are immaterial to the operations as a whole.

Fixed Assets - Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method. Recovery periods range from five to fifteen years. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet, and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets – The Company evaluated the recoverability of its property, plant, equipment, and other long-lived assets in accordance with FASB Accounting Standards Codification 360 “Property, Plant and Equipment”, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments of these types of assets were recognized during the years ended December 31, 2014 and 2013.

Revenue Recognition - Revenue is recognized when beer is consumed at the point of sale at the Company’s drinking facilities and earned or when beer is shipped to external customers consisting of grocery stores and bars and earned as title passes FOB shipping point, provided collection of the resulting receivable is probable. If any material contingencies are present, revenue recognition is delayed until all material contingencies are eliminated. Further, no revenue is recognized unless collection of the applicable consideration is probable.

Income Taxes - Income taxes are accounted for in accordance with FASB ASC 740 “Income Taxes”. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and for net operating loss carryforwards, where applicable. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Common Share - Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. This presentation has been adopted for the years presented. There were no adjustments required to net income for the years presented in the computation of diluted earnings per share. All share and per share data have been adjusted to reflect the recapitalization of the Company in the Exchange and the reverse stock split.

Comprehensive Income (Loss) - The Company adopted FASB Accounting Standards Codification 220 “Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, and its components in the consolidated financial statements. Components of comprehensive income include net loss.

Fair Value of Financial Instruments - The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, inventories, accounts payable and accrued expenses, notes payable and note payable – related party approximate their fair values because of the short maturity of these instruments. The Company’s short term borrowings approximate the fair value of such instrument based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangement at December 31, 2014 and 2013.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2014 and 2013, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the years ended December 31, 2014 and 2013.

Recent Accounting Pronouncements – In June 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted for financial statements not yet issued. The Company adopted ASU 2014-10 during the fourth quarter of 2014, thereby no longer presenting or disclosing any information required by Topic 915. The Company has reviewed all recently issued, but not yet effective, accounting pronouncements up to ASU 2014-05, and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09"). With ASU 2014-09, the FASB supersedes the revenue recognition requirements of Topic 605, Revenue Recognition, and most industry-specific guidance. ASU 2014-09 sets forth an entirely new revenue recognition model, codified in FASB ASC 606-10, requiring that contracts be identified, performance obligations be identified, the transaction price be determined and allocated to performance obligations, and revenue be recognized upon satisfaction of performance obligations.  ASU 2014-09 is effective for public companies for annual periods beginning after December 15, 2016 and interim periods within those annual periods.  Early adoption is not permitted.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements – Going Concern (Topic 205-40)”, which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. This new standard will be effective for the Company for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company does not expect the implementation of this standard to have a material effect on its disclosures.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 – FIXED ASSET

Fixed assets were comprised of the following as of December 31, 2014 and December 31, 2013, respectively. Depreciation is calculated using the straight-line method over a 7 year period for machinery & equipment and furniture & fixtures,  period and 15 year period for leasehold improvement.

	12/31/2014	12/31/2013

Machinery and equipment	793,779	231,522
Furniture and fixtures	13,278	6,077
Leasehold improvements	311,246	257,687
Total	1,118,303	495,286
Accumulated depreciation	(246,235)	(101,872)
Property and equipment, net	872,068	393,414

NOTE 4 - INVENTORIES

Inventories are comprised of the following amounts at the respective dates:

	As of December 31,
	2014	2013
Raw materials	$7,319	$8,390
Work in process	-0-	-0-
Finished goods	42,581	19,962
	49,900	28,352
Provision for obsolete inventories	-0-	-0-
	$49,900	$28,352

NOTE 5 - RELATED-PARTY TRANSACTIONS

Included in rent expense in the accompanying Consolidated Statements of Operations for the years ended December 31, 2014 and 2013, is rent expense in the amounts of $67,131 and $71,542, respectively, to  a related company owned and managed by the Company’s CEO and majority shareholder. As of December 31, 2014 and 2013, these amounts are principally included in note payable – related party in the accompanying Consolidated Balance Sheets.

The Company has a note payable to the Company’s officer and majority shareholder for monies advanced to the Company to acquire fixed assets among other items. The principal balances at December 31, 2014 and 2013 were $702,365 and $719,376, respectively. Accrued interest on the unpaid principal balances to the related party at December 31, 2014 and 2013 were $-0- and 33,196, respectively.

The Company leases its brewing and beverage tap room facilities in Boone, North Carolina under a non-cancelable operating lease from an entity controlled by the Company’s CEO and majority shareholder that expires February 2023. Future minimum rental payments as of December 31, 2014 in the aggregate and for each of the five succeeding years are as follows:

Year	Amount
2015	$50,058
2016	51,560
2017	53,107
2018	55,761
2019	56,447
Thereafter	188,334
$455,267

On June 4, 2014, the Company signed a lease on a building for its hard cider beverage production and bottling facilities in Boone, North Carolina. It is under a non-cancelable operating lease from an unrelated individual commences on June 1, 2014 and expires on June 30, 2019. The tenant may renew the lease for two additional terms of five years each and the base rent would increase by 2.5% in each of the renewal periods. Future minimum rental payments in the aggregate and for each of the five succeeding years are as follows:

Year	Amount
2015	$25,200
2016	25,200
2017	25,200
2018	25,200
2019	12,600
$113,400

The Company is obligated under a $1,000,000 Master Revolving Line of Credit Promissory Note with an entity controlled by the Company’s CEO and majority shareholder. The note is effective on February 14, 2013. The purpose of the note is to give the Company the ability to obtain advances from such entity but not to exceed $1,000,000. The interest rate is 7.00%. Principal and interest is due in monthly installments commencing on May 1, 2013 with maturity thereto on May 1, 2028, at which time the entire outstanding principal balance and unpaid interest is due. Fixed assets with a net book value of $872,068 at December 31, 2014 are collateralized pursuant to this agreement.

Principal maturities of the note payable – related party as of December 31, 2014 for the next five years and thereafter is as follows:

2015	$31,596
2016	$33,880
2017	$36,329
2018	$38,955
2019	$41,771
Thereafter	$519,834
Total	$702,365

NOTE 6 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2014 and 2013 is summarized as follows:

Cash paid during the years for interest and income taxes:
	2014	2013
Income Taxes	$-0-	$-0-
Interest	$33,196	$-0-

NOTE 7 – NOTES PAYABLE

Notes payable at December 31, 2014 and 2013 consist of the following:

	2014	2013
Unsecured note payable to an unrelated individual bearing 10.00% interest upon default. Currently due on demand.	$1,500	$1,500

Unsecured note payable to an unrelated individual bearing 10.00% interest upon default. Monthly payments of principal and interest of $500 with maturity in 2018.	$26,950	$26,950

Unsecured Master Revolving Line of Credit Promissory Note to an unrelated married couple bearing 4% interest, with maturity on March 5, 2019. No payments are due until the Company has sufficient cash flow.	$250,000	$0

Unsecured note payable to an unrelated individual bearing 10.00% interest upon default. Currently due on demand.	$2,800	$2,800

	$281,250	$31,250

Principal maturities of the notes payable as of December 31, 2014 for the next five years and thereafter is as follows:

2015	$10,300
2016	$6,000
2017	$6,000
2018	$6,000
2019	$252,950
Thereafter	$-0-
Total	$281,250

NOTE 8 - EQUITY

On March 14, 2013, the Chief Executive Officer of the Company authorized the effectuation of a 1-for-5,000 reverse stock split pursuant to the majority consent. The Reverse Split combined the Company’s outstanding Common Stock on the basis of 5,000 outstanding shares being changed to 1 outstanding share. Each shareholder’s percentage ownership in the Company (and relative voting power) remained essentially unchanged as a result of the reverse split.

The above reverse split took effective upon the Company filed an Amendment to the Articles of Incorporation with the Secretary of State of the State of Florida in 2013.

The Consolidated Statement of Stockholders’ Deficit and the loss per share numbers in the Consolidated Financial Statements have been restated per FASB 128 paragraph 134, as if the reverse split took effect at the beginning of the periods presented.

The Company has the authority to divide its preferred shares into classes, determine rights, limitations, and preferences of such class of stock and its preferred stock carries no cumulative annualized interest. The Series A and B preferred shares have a value set at $.001 par value per share. The Series A preferred shares are convertible into common shares at the rate of four times the sum of Preferred B preferred shares plus common shares.

During the year ended December 31, 2014, the Company issued 144,000 Preferred B shares to five unrelated investors in exchange for $360,000.

During the year ended December 31, 2014, the Company signed a subscription agreement with one unrelated investor for the sale of 30,000 Preferred B shares to such investor in exchange for $75,000 which was received. As of December 31, 2014, these Preferred B shares were not issued.

NOTE 9 – GOING CONCERN

The Company has suffered recurring losses from operations, insufficient working capital, has a retained deficit, and has a stockholders’ deficit. In addition, the Company has yet to generate an internal cash flow from its business operations and has generated operating losses since its inception. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management’s plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company’s working deficiency, and 2) implement a plan to increase cash flows. The Company’s continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

Management’s current strategic implementation plans with regard to these matters encompass the following actions: 1) Leverage the synergies created by the strategic partnership with Craft Brew Alliance (Nasdaq: BREW) which has over 130 years of brewery experience. The Company believes it will be able to reduce variable costs through economies of scale on brewing, procurement, logistics, sales, branding, marketing, and increase its distribution thru the Anheuser-Busch network which consists of a wholly aligned national distribution footprint, 2) Through the fixed assets that were purchased in 2014, the Company was able to increase its beer capacity over 275%, added an automated canning line and keg equipment which will further create additional ability to increase revenue/efficiencies on the beer side, 3) Added the Farm To Flame Food Truck to offer a full craft beer, cider and food establishment which has further created additional revenue streams and enabled the company to open 7 days a week and add lunch service as well as specialty catering and wedding events at its off-site commissary for larger functions, 4) Added a new 4,000 square feet facility funded thru investments and cash flows for Appalachian Mountain Cidery which plans to  start selling at the AMB Taproom and plans to start distribution of cider across North Carolina in cans/bottles and kegs. Products should increase revenue, gross margin and cash inflow, 5) Restructure the Master Revolving Line of Credit Promissory Note with an entity controlled by the Company’s CEO and majority shareholder to reduce the Company’s current liabilities, and 6) increase ownership equity thru its already registered offering with the SEC. Management believes it is probable that its plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

NOTE 10 - INCOME TAXES

The Company has approximately $518,000 of federal net operating losses available that expire in various years through the year 2034. Due to federal tax net operating losses, there is no provision for current federal or state income taxes for the years ended December 31, 2014 and 2013.

The Company’s net deferred tax asset at December 31, 2014 consisting of net operating loss carry forwards is $176,000 less a valuation allowance in the amount of approximately $176,000 respectively. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $67,000 and $42,000 for the years ended December 31, 2014 and 2013, respectively.

The Company’s total deferred tax asset as of December 31, 2014 is as follows:

Net operating loss carry forwards less depreciation	$176,000
Valuation allowance	(176,000)
Net deferred tax asset	$--

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Income tax computed at the federal statutory rate	34%	34%
State income taxes, net of federal tax benefit	-0-%	-0-%
Valuation allowance	(34%)	(34%)
Net deferred tax asset	-0-%	-0-%

NOTE 11 – SEGMENTS

The Company determined that it do not operate in any material, separately reportable operating segments as of December 31, 2014 and 2013.

NOTE 12 – CONTINGENCIES

The Company had no contingencies existing as of December 31, 2014 and 2013.

NOTE 13 – MATERIAL EVENTS

The Company formed a strategic partnership with a publicly traded, independent craft brewing company called Craft Brew Alliance, Inc. (“CBA”) (ticker symbol BREW), upon the signing of a letter of intent on December 2, 2014.

CBA is also a craft brewing company that announced effective April 1, 2015 that it will distribute the Company’s beers as part of a master distribution agreement between both brewing companies. The distribution agreement marks the next phase in the Company’s strategic partnership. The Cimpany is committed to bringing distinctive, authentic craft beers and brands that are rooted in community and local heritage to beer lovers across the United States. The Company will be collaborating with them to bring their beers to more consumers through the distribution agreement.

As part of the distribution arrangement, CBA will market, sell, and distribute Appalachian Mountain Brewery’s Long Leaf IPA, Honey Badger Blond Ale, Black Gold Porter, as well as beers from the brewery’s Small Batch Series, exclusively through CBA wholesalers. The beers will continue to be brewed at Appalachian Mountain Brewery’s facility in Boone, North Carolina and will be available in draught and 16 oz. can packages. The two companies are also discussing opportunities to leverage CBA’s brewing capacity to increase production of Appalachian Mountain Brewery’s beers to make them available to consumers throughout the Appalachian region before the end of 2015.